PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 19, 2007)	Registration No. 333-142925

General Moly, Inc.

13,317,202 Shares of Common Stock

This prospectus supplement supplements and amends the information contained in the prospectus dated June 19, 2007 (the “prospectus”) covering the resale of up to 13,317,202 shares of our common stock from time to time by certain of our shareholders, or persons who may become our shareholders upon the exercise of outstanding warrants. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus and any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the prospectus.

Investing in our common stock involves risks. You should carefully consider the “Risk Factors” included in the prospectus and our periodic reports, as amended from time to time, on file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2008.

SELLING SHAREHOLDERS

The information in the table appearing under the caption “Selling Shareholders” in the prospectus is modified and supplemented by adding the information below with respect to the selling shareholders identified below. The information below is based on information provided by or on behalf of the selling shareholders and received by us on or before April 30, 2008.

Selling Shareholder	Shares Owned Before the Offering(1)	Shares to be Sold in the Offering	Shares Owned After the Offering (1)(2)	Percent Owned after the Offering (1)(2)
CCM Master Qualified Fund, Ltd. (3)	11,204,865	2,389,189	8,815,676	11.7%
CCM Special Holdings Fund, L.P. (3)	4,705,620	1,002,996	3,702,624	4.9%

(1)
The number and percentage of shares (a) includes shares of common stock that may be issued to each selling shareholder upon the exercise of warrants to purchase our common stock that are currently exercisable or exercisable within 60 days of April 30, 2008 (“currently exercisable warrants”) and (b) excludes shares issuable upon exercise of warrants that are not exercisable within 60 days of April 30, 2008 (the “Excluded Warrants”) granted to CCM Master Qualified Fund, Ltd. and Coghill Capital Management L.L.C., an affiliate of CCM Master Qualified Fund, Ltd., each for the purchase of 500,000 shares of common stock at an exercise price of $10.00 per share. Pursuant to their terms, the Excluded Warrants become exercisable on the completion of one or more financing transactions that result in net proceeds sufficient to commence commercial production at the Mt. Hope Project.

(2)
The number and percentage of shares (a) assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling shareholders are under no obligations known to us to sell any shares of common stock, and (b) does not assume the conversion of any of our outstanding options or warrants, other than the currently exercisable warrants held by each of the selling shareholders identified above.

(3)
The natural person who exercises voting and disposition power with respect to these securities is Clint D. Coghill, the President of Coghill Capital Management, L.L.C. Coghill Capital Management, L.L.C. exercises sole discretion over the subject securities in its capacity as investment manager to CCM Master Qualified Fund, Ltd., and general partner to CCM Special Holdings Fund, L.P., for whose accounts the subject securities are held.